

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 27, 2007

Mr. Michael O. Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands 90067

   Re: Herbalife Ltd.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed February 27, 2007
     File No. 001-32381

Dear Mr. Johnson:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statement of Cash Flows, page 87

1. We note the inclusion of $20.2 million in "Excess tax benefits from share-based payment arrangements" in your 2006 statement as both a cash flow from financing activities and as an adjustment to reconcile net income to net cash provided by operating activities. Given your presentation of cash flows using the indirect method, please tell us how you have determined that this presentation is appropriate, including the specific accounting literature on which your conclusion is based.

Note 9. Shareholders' Equity, page 99

2.   We note that in the description of the assumptions used in applying the Black-Scholes-Merton option-pricing model, you indicate that "the dividend yield reflects that the Company has not paid any cash dividends since inception". This statement appears to be inconsistent with your Selected Financial Data on page 45, which includes cash dividends paid per common share in fiscal years 2002 and 2004. Please reconcile this apparent inconsistency in your disclosures.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Emerging Growth
       Companies